CITIGROUP GLOBAL MARKETS INC.

GOLDMAN, SACHS & CO.

MORGAN STANLEY & CO. LLC

BARCLAYS CAPITAL INC.

As representatives of the several Underwriters

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o Goldman, Sachs & Co.

200 West Street

New York, New York 10282-2198

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10171-0026

April 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Effectiveness for Ally Financial Inc.

Registration Statement on Form S-1 (File No. 333-173198)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Ally Financial Inc. (the “Company”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 2:00 p.m. Eastern Daylight Time, on Wednesday, April 9, 2014, or as soon as possible thereafter.

Pursuant to Rule 460 of the Act, we wish to advise you that the distribution of the Company’s preliminary prospectus relating to the proposed initial public offering of the Company’s common shares commenced on March 27, 2014. Approximately 5,540 copies of the preliminary prospectuses have been distributed to prospective underwriters, institutional investors, dealers and others. The preliminary prospectus has been available on the Securities and Exchange Commission’s website since March 27, 2014.

We, the undersigned, as representatives of the several Underwriters, have and will and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. LLC
BARCLAYS CAPITAL INC. as representatives of the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Aaron Saperstein
Name: Aaron Saperstein
Title: Vice President

By:	GOLDMAN, SACHS & CO.

By:	/s/ Ryan Gilliam
Name: Ryan Gilliam
Title: Vice President

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Katerina Pergola
Name: Katerina Pergola
Title: Vice President

By:	BARCLAYS CAPITAL INC.

By:	/s/ Geoffrey Feldkamp
Name: Geoffrey Feldkamp
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]